SilverCrest Reports Third Quarter 2023 Results

On Track to Meet 2023 Guidance

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - November 8, 2023 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce its financial results for the third quarter of 2023 ("Q3, 2023"). This release also provides additional operational results, expanding on the October 10, 2023 release of Q3, 2023 operational results from the Company's Las Chispas operation ("Las Chispas" or the "Operation") located in Sonora, Mexico. All amounts herein are presented in United States Dollars ("US$"), unless otherwise stated. Certain amounts shown in this news release may not total to exact amounts due to rounding differences.

N. Eric Fier, CEO, commented, "Las Chispas delivered another quarter of strong operational results and remains on pace to meet 2023 sales and cost guidance. Operating margins of nearly 60% contributed to significant free cash flow in the quarter, allowing for capital allocation flexibility which we used to opportunistically explore, buyback shares, and increase our bullion holdings. Reflecting the strength of our operations, our total treasury assets increased by 38% in the quarter to $81.7 million including $11.7 million of bullion. In the current market where the cost of and access to capital is challenging, our ability to remain flexible and opportunistic is a unique advantage."

Q3, 2023 Highlights

● Recovered 15,700 ounces ("oz") of gold and 1.49 million ounces of silver, or 2.74 million silver equivalent ("AgEq") ounces1.

● Sold a total of 14,500 oz of gold and 1.53 million oz of silver at average realized prices2 of $1,931 per oz gold and $23.41 per oz silver for a total of 2.68 million oz AgEq sold.

● Revenue of $63.8 million and cost of sales of $26.4 million, resulting in mine operating income of $37.5 million, which represents a 59% operating margin.

● Income of $29.9 million or $0.20 per share.

● Cash flow from operating activities before changes in non-cash working capital items of $40.9 million or $0.28 per share.

● Net free cash flow of $33.4 million or $0.23 per share

● Cash costs2 of $6.53 per oz AgEq sold and all-in sustaining cost ("AISC")2 of $12.23 per oz AgEq sold are below the low end of H2, 2023 guidance primarily due to higher sales volumes, higher proportion of long hole stopes, and lower capital spend than planned.

● $7.1 million spent under active Normal Course Issuer Bid ("NCIB") in only 7.5 weeks, representing 20% of the allowable 7.4 million common share limit.

● Ended the quarter debt free with treasury assets2 totaling $81.7 million (cash of $70.0 million and gold and silver bullion of $11.7 million).

1 Silver Equivalent is based on an Ag:Au ratio of 79.51:1 calculated using $1,650/oz Au and $21/oz Ag, with average metallurgical recoveries of 97.9% Au and 96.7% Ag and 99.9% payable for both Au and Ag.

2 Average realized prices, net free cash flow, net cash, treasury assets, cash costs and cash costs per AgEq ounce sold, AISC, and AISC per ounce sold are non-IFRS financial measures. Non-IFRS financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. Please refer to the "NON-IFRS FINANCIAL MEASURES" section of this news release for additional information.

Q3, 2023 Highlights Summary

Operational Highlights
	Unit	Q3, 2023	Q2, 2023	YTD, 2023
Ore mined	tonnes	83,800	74,400	222,300
Ore milled(A)	tonnes	114,500	107,900	326,900
Average daily mill throughput	tpd	1,245	1,186	1,197

Gold (Au)
Average processed grade	gpt	4.35	4.84	4.42
Process Recovery	%	98.3	98.4	98.1
Recovered	oz	15,700	16,500	45,600
Sold	oz	14,500	13,400	42,100
Average realized price(B)	$/oz	1,931	1,991	1,933

Silver (Ag)
Average processed grade	gpt	413	449	427
Process Recovery	%	98.1	97.9	96.1
Recovered	million oz	1.49	1.53	4.31
Sold	million oz	1.53	1.45	4.34
Average realized price(B)	$/oz	23.41	24.36	23.60

Silver equivalent (AgEq)
Recovered	million oz	2.74	2.84	7.93
Sold	million oz	2.68	2.52	7.69
Financial Highlights
	Unit	Q3, 2023	Q2, 2023	YTD, 2023
Revenue	$ millions	63.8	62.0	183.8
Cost of sales	$ millions	(26.4)	(23.7)	(72.5)
Mine operating income	$ millions	37.5	38.3	111.4
Income for the period	$ millions	29.9	23.7	80.8
Income per share - basic	$/share	0.20	0.16	0.55
Cash flow from operating activities before changes in non-cash working capital items	$ millions	40.9	40.5	116.9
Net free cash flow(B)(C)	$ millions	33.4	40.7	95.9
Cash costs(B)	$/oz AgEq sold	6.53	7.39	6.81
AISC(B)	$/oz AgEq sold	12.23	12.70	11.97
	Unit	September 30, 2023	June 30, 2023
Cash and cash equivalents	$ millions	70.0	53.4
Bullion	$ millions	11.7	5.6
Treasury assets(B)	$ millions	81.7	59.0
Net cash	$ millions	70.0	53.4

(A) Ore milled includes material from stockpiles and ore mined.

(B) Average realized prices, net free cash flow, net cash, treasury assets, cash costs and cash costs per AgEq ounce sold, AISC, and AISC per ounce sold are non-IFRS financial measures. Non-IFRS financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. Please refer to the "NON-IFRS FINANCIAL MEASURES" section of this news release for additional information.

(C) Net free cash flow for Q2, 2023 has been revised from the previously reported amount of $43.7 million to $40.7 million. Please see non-IFRS section below for more details

Underground

Mining rates in Q3, 2023 increased by 11% from Q2, 2023, averaging 911 tonnes per day ("tpd"). The increase was driven by a combination of more long hole stopes being available in cycle than planned and higher localized dilution in the Babicanora Main Vein. It is expected that mining rates in Q4, 2023 will be in the range of 800 to 900 tpd, which is in line with the ramp-up estimate outlined in the Updated Technical Report.

Underground mining contract negotiations continued during the quarter and are targeted to conclude in Q4, 2023, for implementation in H1, 2024.

Processing Plant

Average daily mill throughput increased to 1,245 tpd, above plan for the quarter. It was anticipated that the processing plant may have lower availability in the quarter due to seasonal conditions impacting the power supply, however, this did not materialize allowing for higher average mill throughput than planned. As planned, average processed gold and silver grades declined slightly (10% and 8% respectively) from Q2, 2023.

Financial Position

As of September 30, 2023, the Company had a treasury assets balance of $81.7 million, consisting of $70.0 million in cash and $11.7 million of bullion held at market value at the end of the quarter. The Company remains debt free with access to an undrawn revolving facility of $70.0 million.

During the quarter, $2.7 million in IVA was collected for a total of $16.0 million collected year-to-date. The timing of future IVA collection is uncertain and, as a result, can fluctuate in both size and pace.

Revenue

During Q3, 2023, the Company sold a total of 14,500 oz of gold and 1.53 million oz of silver, at average realized prices of $1,931 per oz gold and $23.41 per oz silver, generating revenue of $63.8 million (Q2, 2023 - $62.0 million). The 3% increase in revenue over Q2, 2023 was primarily attributed to higher sales volume. Total precious metal sales for the first nine months of 2023 of 7.69 million oz AgEq compares favourably to SilverCrest's 2023 guidance of 9.8 to 10.2 million oz AgEq sold.

Costs

In the third quarter, total cost of sales was $26.4 million (Q2, 2023 - $23.7 million), an increase of 11% over Q2, 2023. This increase was primarily due to increased metal sales and the expected increase over time of the weighted average cost per silver equivalent ounce released from ore stockpiles.

During the quarter, cash costs averaged $6.53 per oz AgEq sold. This compares to cash costs of $7.39 per oz AgEq sold in Q2, 2023 and H2, 2023 cash cost guidance of $7.00 to $8.50 per oz AgEq sold. Cash costs decreased due to higher sales volume, higher proportion of long hole stopes, and lower development unit rates.

Corporate Level AISC which aligns with the World Gold Council definition of AISC averaged $12.23 per oz AgEq sold, compared to $12.70 per oz AgEq in Q2, 2023 and H2, 2023 guidance of $13.75 to $15.50 per oz AgEq sold. AISC decreased from Q2, 2023 due to higher sales volume, decreased cash costs and lower capital spending than planned. Capital spending was below plan due to timing of procurement and scope change.

Income

Income for Q3, 2023 was $29.9 million compared to $23.7 million in Q2, 2023, primarily driven by increased revenue from higher volumes and lower unrealized foreign exchange losses.

Year to date income has benefited from the application of net operating losses (tax loss carryforwards) of $71.0 million, which were fully utilized in Q3, 2023. The Company anticipates accruing for income taxes in Q4, 2023 with income going forward subject to Mexico's corporate tax rate of 30%. Payment of the 2023 income taxes, together with Extraordinary and Special Mining Duties, will be due and paid in Q1, 2024. In 2024 and beyond, the Company expects to make quarterly income tax installments and annual payments for the Extraordinary and Special Mining Duties in the first quarter following the year end.

During Q3, 2023, the Company changed the functional currency of its parent entity from Canadian Dollars to US$. The Company determined that the US$ better represents the primary economic environment in which the parent entity operates. This change has been accounted for prospectively, which means starting Q3, 2023, the parent entity's functional currency is now the same as the presentation currency of US$ and there is no longer a need to record exchange gain and losses to foreign currency translation reserve as of July 1, 2023.

Sustaining Capital Expenditure

During Q3, 2023, sustaining capital expenditure of $9.8 million was a decrease from Q2, 2023 of $0.3 million and below plan for the quarter. The majority of the decrease from plan can be attributed to delays in procuring key underground materials as well as some slight changes to scope. During the quarter a surface mobile maintenance facility was constructed by SilverCrest to address ongoing mobile maintenance challenges encountered by its underground contractor. The construction of the facility is part of a work plan to improve equipment availability, which is expected to take some time to improve.

The Company anticipates its capital spending at Las Chispas to increase in Q4, 2023 relative to Q3, 2023 and remain within 2023 AISC guidance.

Exploration Update

During the quarter, 14,183 metres of exploration drilling was completed at Las Chispas, with 83% of the metres focused on infill drilling of Inferred Resources (see Updated Technical Report) for conversion to Indicated Resources and ultimately consideration for reserve conversion. The remaining drilling (2,455 metres) was for new vein targets. The exploration budget remains $10 million from Q3, 2023 through the end of Q1, 2024. In Q3, 2023, the Company spent $2.8 million on exploration at Las Chispas.

ESG

In September 2023 the Company signed a collaboration agreement with Comisión Estatal del Agua (CEA) and the municipality of Arizpe to work on agriculture infrastructure, sewage system and water concessions for agricultural use for the local communities, a positive step in the Company's  water stewardship plan. This agreement advances continued efforts to help the local communities secure state and federal funding for water related infrastructure to protect livelihoods and create long-term economic resilience.

Subsequent to the end of the quarter, the Company was awarded two recognitions from the Confederation of Industrial Chambers of the United Mexican States (CONCAMIN) in the areas of Outstanding Practices in the Industry and Ethics and Values.

Guidance

SilverCrest's 2023 production and cost guidance remains unchanged. The Company remains on track to achieve 9.8 to 10.2 million ounces sold for 2023 at average all in sustaining costs within the expected range of $12.75 to $13.75 per oz AgEq sold.

Appointment of Vice President of Financial Reporting and Controller

The Company is pleased to announce the appointment of Sean Deissner as Vice President of Financial Reporting and Controller, effective November 9, 2023. Before joining SilverCrest, Mr. Deissner spent more than seven years at Pan American Silver Corp ("Pan American") in various finance roles, until ultimately serving as Senior Director of Financial Reporting. During his tenure at Pan American, he successfully led the financial reporting team and oversaw its financial reporting strategy. Mr. Deissner brings with him 15 years of experience in the mining industry, which he gained from his roles at Pan American, Veris Gold Corp, Silvermex Resources Inc, and BDO Canada. Mr. Deissner is a designated Chartered Professional Accountant and is a graduate of Royal Roads University with a Bachelor of Commerce degree in Entrepreneurial Management.

Third Quarter 2023 Conference Call

A conference call to discuss the Company's Q3, 2023 operational and financial results will be held Thursday November 9, 2023 at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time: Thursday November 9, 2023 at 11:00 a.m. ET / 8:00 a.m. PT

Telephone: Toronto: +1-416-764-8624

 North America Toll Free: 1-888-259-6580

 Conference ID: 61658743

Webcast: https://silvercrestmetals.com/investors/presentations/

Qualified Persons Statement

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is its Las Chispas Operation in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the amount of future production of gold and silver over any period, the strategic plans and expectations for the Company's operation and exploration program, expected recoveries, and expected cash costs and outflows. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies, continued commercial operations at the Las Chispas Operation, the environment in which the Company will operate in the future, including the price of gold and silver, estimates of capital and operating costs, production estimates, estimates of Mineral Resources and Mineral Resources and metallurgical recoveries and mining operational risk; the reliability of Mineral Resource and Mineral Reserve Estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies and changes in Mexican mining legislation. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations
and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

NON-IFRS FINANCIAL MEASURES

SilverCrest uses certain non-IFRS performance measures in this news release. Non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-IFRS financial measures - Average realized gold and silver price

Average realized gold and silver price per ounce is calculated by dividing the Company's gross revenue from gold or silver sales for the relevant period by the gold or silver ounces sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period. Average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold and silver sales.

		Q3, 2023	Q2, 2023	YTD, 2023
($ 000's, except per ounce amounts)
Revenues from financial statements		$63,828	$61,999	$183,810
Ag sales		(35,823)	(35,319)	(102,449)
Au sales	A	28,005	26,680	81,361
Au oz sold during the period	B	14,500	13,400	42,100
Average realized Au price per oz sold	A/B	$1,931	$1,991	$1,933

Revenues from financial statements		63,828	61,999	183,810
Au sales		(28,005)	(26,680)	(81,361)
Ag sales	A	35,823	35,319	102,449
Ag oz sold during the period	B	1,530,000	1,450,000	4,341,000
Average realized Ag price per oz sold	A/B	$23.41	$24.36	$23.60

Non-IFRS financial measure - Net free cash flow

Net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. SilverCrest calculates net free cash flow by deducting expenditures on mineral property, plant, and equipment from net cash provided by operating activities. Non-sustaining and growth capital activities are excluded. Net free cash flow is divided by the basic weighted average shares outstanding to get the net free cash flow per basic share. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities. This differs from the Company's calculation as net cash used in investing activities is used in place of expenditures on mineral property, plant, and equipment. Net cash used in investing activities would include all cash inflows and outflows related to investing activities as per the consolidated statement of cash flows.

Net free cash flow		Q3, 2023	Q2, 2023(1)	YTD, 2023
		$ 000's	$ 000's	$ 000's
Cash flow from operating activities		43,220	50,840	121,032
Sustaining capital expenditures		(9,836)	(10,103)	(25,120)
Net free cash flow at mine level	A	33,384	40,737	95,912
Weighted average shares outstanding - basic	B	146,776	147,231	147,067
Net free cash flow - basic per share	A/B	0.23	0.28	0.65

Sustaining capital expenditures ($ 000's)		Q3, 2023	Q2, 2023	YTD, 2023
Expenditures on mineral property, plant, and equipment		(13,081)	(12,919)	(33,930)
Payment of lease liabilities		(11)	(28)	(82)
Non-sustaining and growth capital activities		3,256	2,844	8,892
Sustaining capital expenditures		(9,836)	(10,103)	(25,120)

(1) The Q2, 2023 cash flow from operating activities figure was revised, as detailed below.

Revision of the condensed consolidated interim statement of cash flows for the three and six months ended June 30, 2023

The Company identified an overstatement of unrealized foreign exchange loss error in the condensed consolidated interim statement of cash flows for the three and six months ended June 30, 2023, as originally filed. The impact of this error is as follows:

	Three months ended June 30, 2023			Six months ended June 30, 2023
	As previously reported	Effect of revision	As revised	As previously reported	Effect of revisions	As revised
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period	$23,702	$-	$23,702	$50,867	$-	$50,867
Adjustments for:
Foreign exchange loss, unrealized	15,572	(6,990)	8,582	13,943	(6,990)	6,953
Cash flow from operating activities before changes in non-cash working capital items	47,475	(6,990)	40,485	82,992	(6,990)	76,002
Changes in non-cash working capital items
Value-added taxes receivable	5,475	4,022	9,497	1,433	4,022	5,455
Net cash (used in) provided by operating activities	53,808	(2,968)	50,840	80,781	(2,968)	77,813
Effect of foreign exchange on cash and cash equivalents	(5,140)	2,968	(2,172)	(2,149)	2,968	819

Change in cash and cash equivalents, during the period	$7,648	$-	$7,648	$2,652	$-	$2,652

The statement of financial position as of June 30, 2023, including total cash and cash equivalents, and the statement of comprehensive income (loss) for the three and six months ended June 30, 2023, all remained the same as previously reported.

Non-IFRS financial measure - Net cash

SilverCrest calculates net cash by deducting debt from cash and cash equivalents as reported in the consolidated statements of financial position. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash is useful to evaluate its liquidity and capital resources.

Net Cash	September 30, 2023	June 30, 2023	December 31, 2022
	$ 000's	$ 000's	$ 000's
Cash and cash equivalents	69,979	53,413	50,761
Debt	-	-	(49,591)
Net cash	69,979	53,413	1,170

Non-IFRS financial measure - Treasury assets

SilverCrest calculates treasury assets as cash and cash equivalents plus bullion as reported in the consolidated statements of financial position. The Company believes that in addition to conventional measures prepared in accordance with IFRS, treasury assets is useful to evaluate its liquidity and capital resources.

Treasury assets	September 30, 2023 $ 000's	June 30, 2023 $ 000's	December 31, 2022 $ 000's
Cash and cash equivalents	69,979	53,413	50,761
Bullion	11,731	5,634	-
Treasury Assets	81,710	59,047	50,761

Non-IFRS financial measure - Cash costs and cash costs per silver equivalent ounce sold

The Company uses cash costs per ounce of precious metals sold to monitor its operating performance internally. The most directly comparable measure prepared in accordance with IFRS is cost of sales. The Company believes this measure provides investors and analysts with useful information about its underlying cash costs of operations. The Company also believes it is a relevant metric used to understand its operating profitability and ability to generate cash flow. Cash costs are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS financial measures are similar to those reported by other mining companies. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS financial measures. Cash costs include production costs, refinery and transportation costs and extraordinary mining duty. Cash costs excludes non-cash depreciation and depletion and site share-based compensation.

Cash costs per silver equivalent ounce sold is calculated by dividing cash costs by the silver equivalent ounces sold.

Non-IFRS financial measure - AISC and AISC per silver equivalent ounce sold

The Company defines AISC as the sum of total cash costs (as defined above); general and administrative expenses; share-based compensation; reclamation and closure provision depletion and accretion related to current operations; sustaining capital expenditures relating to current operations, including underground mine development and exploration and evaluation costs; and payments for leases. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of silver equivalent production from current operations, growth capital is excluded. Certain other cash expenditures, including tax payments and financing charges are also excluded. There are some slight differences in the way that Cash Costs and AISC were calculated in the Report compared to the Company's definitions as the Report looks at the standalone operation. The Report includes 7.5% mining royalty (treated as an income tax under IFRS) but excluded corporate and allocated general and administrative expenses and share-based compensation.

($ 000's, except per ounce amounts)	Q3, 2023	Q2, 2023	YTD, 2023
Cost of sales from financial statements	$26,368	$23,706	$72,451
Less: depreciation and depletion	(6,322)	(4,990)	(15,356)
Less: changes in inventories	(1,662)	877	(1,691)
Less: corporate salaries and other expenses (including site share-based compensation)	(855)	(1,003)	(3,021)
Total cash costs	17,529	18,590	52,383
Add: sustaining capital expenditures	9,836	10,103	25,120
Add: reclamation and closure provision - depletion and accretion	132	225	556
Add: changes in inventories	1,662	(877)	1,691
Add: corporate general and administrative expenses (including share-based compensation)	2,808	2,894	9,222
Add: corporate salaries and other expenses (including share-based compensation)	855	1,003	3,021
Total all-in sustaining costs	$32,822	$31,938	$91,993

AgEq koz sold (79.51:1)(1)	2,683	2,515	7,688
Total cash costs per oz sold	$6.53	$7.39	$6.81
All-in sustaining costs per oz sold	$12.23	$12.70	$11.97